NEWS RELEASE 07-45	September 24, 2007

FRONTEER CLOSES ACQUISITION OF NEWWEST,
ADDS 3.5 MILLION OUNCES GOLD EQUIVALENT TO RESOURCE BASE

Fronteer Development Group (TSX and AMEX – FRG)(“Fronteer” or “Company”) announced today that it has closed its acquisition of NewWest Gold Corporation (TSX – NWG)(“NewWest”), adding 3.5 million ounces gold equivalent to the Company’s resource base and securing ownership of one of the largest portfolios of precious-metals mineral rights in Nevada.

As per the arrangement, Fronteer has now formally acquired 100% of the common shares of NewWest. The acquisition doubles Fronteer’s 43-101 global resource base and transfers ownership of 19 new projects over 623,000 acres, including 12 with drill-indicated gold mineralization located on some of Nevada’s most prolific gold trends.

NewWest’s resource estimate – comprising its Northumberland, Sandman and Zaca projects – stands at 2.75 million ounces of gold with 18.9 million ounces of silver (measured + indicated), and 443,000 ounces of gold with 5.45 million ounces of silver (inferred), for an overall gold equivalent resource of 3.5 million ounces. Detailed information on NewWest’s resource estimate can be found on its website at: http://www.newwestgold.net/goldProjects/goldResources21.php.

Fronteer’s global Turkish resource estimate – comprising its Agi Dagi and Kirazli gold deposits – stands at 1.5 million ounces of gold with 9.1 million ounces of silver (measured + indicated), and 1.6 million ounces of gold with 6.7 million ounces of silver (inferred), for an overall gold equivalent resource of 3.5 million ounces (see Press Release 07-27 for details). Fronteer currently holds a 40% interest in both Agi Dagi and Kirazli.

“This transaction establishes Fronteer as a significant gold company boasting a large deposit pipeline located in one of the best gold mining jurisdictions in the world. The combination of NewWest’s exciting Nevada projects and our growing Turkish assets creates an outstanding platform for growth,” says Mark O’Dea, President and Chief Executive Officer of Fronteer.

As part of the acquisition agreement, the Company exchanged 0.26 of a Fronteer common share for each NewWest share acquired.

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$100 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer holds approximately a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company.

For further information on Fronteer visit www.fronteergroup.com or contact:
Mark O’Dea, President and CEO

Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

Michael Gustin, Ph.D., of Mine Development Associates, Reno, Nevada, is the Qualified Person for the NewWest resource estimate. Mineral resources have been estimated by Mine Development Associates ("MDA") in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resources expressed are based on the technical reports prepared by MDA as of July 24, 2006 with respect to the Northumberland Project. The gold cut-off grades (expressed in ounces of gold per ton) for the Northumberland Project measured, indicated and inferred resources are 0.01 for oxide material, 0.04 for shallow sulfide material and 0.10 for deep sulfide material. The inferred silver resource includes only silver lying within the modeled gold zones and within blocks that exceed the gold cut-off grades; no silver cut-off is applied. The cut-off grade for the Zaca Project measured, indicated and inferred resources is 0.01 ounces of gold equivalent per ton. The cut-off grade (expressed in ounces of gold per ton) for the Sandman Project measured, indicated and inferred resources is 0.01 for all of the shallow deposits and a 0.02 for the deeper zones at the Southeast Pediment deposit. Gold equivalent calculated at gold-silver ratio of 67:1.

Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi and Kirazli Projects in NW Turkey and also the Qualified Person for this resource estimate. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli and Kirazli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. Resource estimate reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration, drilling exposure and exploration budgets and timing of expenditures involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C., and factors discussed in NewWest’s annual information form. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.